FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2018

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1. 2.	Other news Kotak Conference: February 26, 2018

Item 1

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the following announcement to the Indian stock exchanges under the Indian listing regulations:

Enclosed, please find the schedule of Kotak Conference held in Mumbai on February 26, 2018. At this conference, management of the Bank met the investors.

The details of the same are also available on the Bank’s website www.icicibank.com.

This is for your information and records.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Item 2

Kotak Conference: February 26, 2018

Sr. No.	Type of meeting	Attendees: Fund/firm
1.	Group	Affin Hwang Asset Management
2.	Group	Algebris Investments (Asia) Pte. Ltd.
3.	Group	Amundi Asset Management
4.	Group	Baillie Gifford & Co.
5.	Group	Bajaj FinServ Ltd.
6.	Group	Bayard Asset Management LLC
7.	Group	Buena Vista
8.	Group	Falcon Edge
9.	Group	Habrok Capital
10.	Group	Ishana Capital Ltd.
11.	Group	Manulife Asset Management
12.	Group	Motilal Oswal Asset Management Co. Ltd.
13.	Group	New Horizon Investments
14.	Group	T. Rowe Price Associates
15.	Group	Temasek Holdings Advisors (India) Pvt. Ltd.
16.	Group	Wellcome Trust
17.	Group	William Blair & Co
18.	Group	Advanced Portfolio Management
19.	Group	Bharti AXA Life Insurance Co. Ltd.
20.	Group	Canara Robeco Mutual Fund
21.	Group	Edelweiss Asset Management Ltd.
22.	Group	Enam Holdings Pvt. Ltd.
23.	Group	Equinox Management Partners
24.	Group	Janchor Partners Ltd.
25.	Group	Karma Capital Advisors Pvt. Ltd.
26.	Group	Mirae Asset Global Investments
27.	Group	Omers
28.	Group	Premji Investments
29.	Group	Samsung Asset Management
30.	Group	Tata Asset Management Ltd.
31.	Group	Thornburg Investment Management
32.	Group	UTI Asset Management Co. Ltd.
33.	Group	Zaaba Capital
34.	One-on-One	JP Morgan Asset Management
35.	One-on-One	Reliance Capital Asset Management Ltd.
36.	One-on-One	FIL Investment Management

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date:	February 27, 2018
		By:	/s/ Shanthi Venkatesan
			Name :	Shanthi Venkatesan
			Title :	Deputy General Manager